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EXHIBIT 12.01

LEHMAN BROTHERS INC. and SUBSIDIARIES
COMPUTATION of RATIO of EARNINGS to FIXED CHARGES
(Dollars in millions)
(Unaudited)

						For the Three Months Ended Feb. 28 2003
	For the Twelve Months Ended November 30
	1998	1999	2000	2001	2002
Pre-tax earnings from continuing operations	$847	$1,013	$1,617	$1,129	$946	$245
Add: Fixed charges (excluding capitalized interest)	14,746	12,552	16,076	13,510	8,218	1,756

Pre-tax earnings before fixed charges	15,593	13,565	17,693	14,639	9,164	2,001

Fixed charges:
Interest	14,730	12,535	16,059	13,485	8,197	1,751
Other(a)	20	17	17	25	20	5

Total fixed charges	$14,750	$12,552	$16,076	$13,510	$8,217	$1,756

RATIO OF EARNINGS TO FIXED CHARGES	1.06	1.08	1.10	1.08	1.12	1.14

(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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LEHMAN BROTHERS INC. and SUBSIDIARIES COMPUTATION of RATIO of EARNINGS to FIXED CHARGES (Dollars in millions) (Unaudited)